UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2020
Commission File Number 001-15144

TELUS CORPORATION

(Translation of registrant’s name into English)

23rd Floor, 510 West Georgia Street
Vancouver, British Columbia V6B 0M3
Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                                                                                                                        Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELUS CORPORATION

	By:	/s/ Andrea Wood
Name: Andrea Wood
Title: Chief Legal and Governance Officer

Date: February 13, 2020

Exhibit Index

Exhibit Number	Description of Document

99.1

Sale and Purchase Agreement, dated as of December 5, 2019, by and among TELUS International (Cda) Inc., TELUS Communications Inc., Triple C Institutional Holding SA, Sunshine MEP Beteiligungs GmbH & Co. KG, the individuals listed on the signature pages thereto, and Triple C Holding SARL.

99.2

First Amendment to Sale and Purchase Agreement, dated as of January 30, 2020, by and among TELUS International (Cda) Inc., TELUS Communications Inc., Triple C Institutional Holding SA, Sunshine MEP Beteiligungs GmbH & Co. KG, the individuals listed on the signature pages thereto, and Triple C Holding SARL.